FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer

Brigus Gold Corp.

1969 Upper Water Street, Suite 2001

Purdy's Wharf Tower II

Hallifax, Nova Scotia
B3J 3R7

ITEM 2.	Date of Material Change

October 30, 2012

ITEM 3.	Press Releases

Press release in the form of Schedule A attached hereto was disseminated on October 30, 2012 via Businesswire news service.

ITEM 4.	Summary of Material Change

Brigus Gold Corp. (NYSE MKT: BRD; TSX: BRD)("Brigus" or the "Company") has announced the completion of the previously announced $30 million bought deal debt financing (the "financing"). The financing was arranged by Casimir Capital for a finance structure fee of 2.77 percent. The $30 million in senior secured debt notes are secured by a lien against the Company's Black Fox Complex and the Goldfields properties with a three year term. Principle payments of $2 million will be paid quarterly, commencing on June 30, 2013. The Notes will bear interest at an annual rate as calculated below, which shall be paid monthly based on the closing Bloomberg Composite New York Gold Price from the prior month.

Bloomberg Composite New York Gold Price (US$/oz)	Annual Interest Rate
From $0 to $1,799.99	9%
From $1,800 to $1,999.99	10%
From $2,000 to $2,499.99	12%
From $2,500 and above	14%

The Company will use $24.4 million of the debt proceeds to repurchase 4 percent of the existing 12 percent goldstream with Sandstorm Gold Ltd. ("Sandstorm"). Under the agreement with Sandstorm, the Company may repurchase up to 6 percent of the goldstream until January 1, 2013. Brigus will make a decision on the remaining 2 percent prior to the end of the year.

ITEM 5.	Full Description of Material Change

See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

The following officers of the Company may be contacted for further information:

Jennifer Nicholson, CA	Katherine Burgess
Executive Vice President	Manager, Stakeholder Relations
Phone: (902) 442-7186	Phone: (902) 442-7184
Email: jnicholson@brigusgold.com	Email: kwood@brigusgold.com

ITEM 9.	Date of Report

This report is dated this 30th of October, 2012.

Schedule A

TSX : BRD

October 30, 2012 9:20 AM ET

Brigus Gold Closes $30 Million Bought Deal Debt Financing

Halifax, Nova Scotia; October 30, 2012 (NYSE MKT: BRD; TSX: BRD) – Brigus Gold Corp. (“Brigus” or the “Company”) has completed the previously announced $30 million bought deal debt financing (the “financing”). The financing was arranged by Casimir Capital for a finance structure fee of 2.77 percent. The $30 million in senior secured debt notes are secured by a lien against the Company's Black Fox Complex and the Goldfields properties with a three year term. Principle payments of $2 million will be paid quarterly, commencing on June 30, 2013. The Notes will bear interest at an annual rate as calculated below, which shall be paid monthly based on the closing Bloomberg Composite New York Gold Price from the prior month.

Bloomberg Composite New York Gold Price (US$/oz)	Annual Interest Rate
From $0 to $1,799.99	9%
From $1,800 to $1,999.99	10%
From $2,000 to $2,499.99	12%
From $2,500 and above	14%

The Company will use $24.4 million of the debt proceeds to repurchase 4 percent of the existing 12 percent goldstream with Sandstorm Gold Ltd. (“Sandstorm”). Under the agreement with Sandstorm, the Company may repurchase up to 6 percent of the goldstream until January 1, 2013. Brigus will make a decision on the remaining 2 percent prior to the end of the year.

About Brigus Gold

Brigus is a growing Canadian gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine and Mill in the Timmins Gold District of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine, the new Grey Fox property and adjoining properties in the Township of Black River-Matheson, Ontario, Canada. The Black Fox Mine is in production and the Grey Fox Mine, located four kilometres from Black Fox is in development. Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus owns the Ixhuatan Project located in the state of Chiapas. In the Dominican Republic, Brigus has signed an agreement to sell its remaining interests in three mineral exploration projects.

Cautionary and Forward-Looking Statements

Statements in this news release, which are not historical facts, are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such forward- looking statements reflect the Company's view with respect to future events (including the repurchase of the goldstream) and there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from these forward-looking statements include factors disclosed under the heading “Risk Factors” in Brigus Gold’s most recent Annual Information Form and Management Discussion and Analysis filed under the Company’s name at www.sedar.com and annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex, the United States Securities and Exchange Commission and other regulatory authorities. All forward-looking statements included in this news release are based on information available to the Company on the date hereof. The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.

Contact Information

Jennifer Nicholson, CA	Katherine Burgess
Executive Vice President	Manager, Stakeholder Relations
Phone: (902) 442-7186	Phone: (902) 442-7184
Email: jnicholson@brigusgold.com	Email: kwood@brigusgold.com